Exhibit 14.1

Consent from Independent Registered Public Accounting Firm

The Board of Directors

China Telecom Corporation Limited:

We consent to the incorporation by reference in the registration statement (No. 333-113181) on Form F-3 of China Telecom Corporation Limited of our reports dated March 26, 2007, with respect to the consolidated balance sheets of China Telecom Corporation Limited as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006, annual report on Form 20-F of China Telecom Corporation Limited.

/s/KPMG
Hong Kong, China
June 22, 2007